                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                              --------------------

                                  SCHEDULE 13D
                                 (RULE 13d-101)
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                                (AMENDMENT NO. 3)

                              --------------------

                              TELECOM ITALIA S.P.A.
                                (Name of Issuer)

                     ORDINARY SHARES OF EURO 0.55 PAR VALUE
                               PER ORDINARY SHARE
                         (Title of Class of Securities)

                                    87927W10
                                 (CUSIP Number)

                                  GERARDO RIZZI
                                INTESABCI S.P.A.
                            PIAZZA PAOLO FERRARI, 10
                               MILAN 20121, ITALY
                                011 02 88 66 3739
           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                                 With a copy to:
                            DANIEL A. NINIVAGGI, ESQ.
                                WINSTON & STRAWN
                                 200 PARK AVENUE
                            NEW YORK, NEW YORK 10166
                                 (212) 294-6700


                                NOVEMBER 23, 2001
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

         Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

                         (Continued on following pages)

                               (Page 1 of 9 Pages)

                                  SCHEDULE 13D


------------------------------------------------
CUSIP No.   87927W10
------------------------------------------------

-------------------------------------------------------------------------------------------------------------------
1.       NAME OF REPORTING PERSON
         I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

         IntesaBci S.p.A.

-------------------------------------------------------------------------------------------------------------------
2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                                 (a)  [X]
                                                                                          (b)  [ ]

-------------------------------------------------------------------------------------------------------------------
3.       SEC USE ONLY

-------------------------------------------------------------------------------------------------------------------
4.       SOURCE OF FUNDS

         WC

-------------------------------------------------------------------------------------------------------------------
5.       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
         REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)                                              [ ]
-------------------------------------------------------------------------------------------------------------------
6.       CITIZENSHIP OR PLACE OF ORGANIZATION

         Republic of Italy

------------------------------------------------ ------------------------------------------------------------------
  NUMBER OF SHARES BENEFICIALLY OWNED BY EACH    7.     SOLE VOTING POWER - 12,343,743
             REPORTING PERSON WITH
                                                 ------------------------------------------------------------------
                                                 8.     SHARED VOTING POWER - 2,891,656,682
                                                                                           (See Item 5)

                                                 ------------------------------------------------------------------
                                                 9.     SOLE DISPOSITIVE POWER - 4,263,628

                                                 ------------------------------------------------------------------
                                                 10.    SHARED DISPOSITIVE POWER - 2,891,656,682
                                                                                                 (See Item 5)

-----------------------------------------------------------------------------------------------------------------------
11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
           2,904,000,425
           (See Item 5)
-----------------------------------------------------------------------------------------------------------------------
12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES                [ ]


-----------------------------------------------------------------------------------------------------------------------
13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)                                  55.20%
                                                                                             (See Item 5)

-----------------------------------------------------------------------------------------------------------------------
14.               TYPE OF REPORTING PERSON - CO

-----------------------------------------------------------------------------------------------------------------------

     This Amendment No. 3 amends the Statement on Schedule 13D, dated October 19, 2001, as amended (as previously amended, the "Statement on Schedule 13D"), filed by IntesaBci S.p.A., a company organized under the laws of the Republic of Italy ("BCI"), with respect to the ordinary shares, euro 0.55 par value per share, of Telecom Italia S.p.A., a company incorporated under the laws of the Republic of Italy. Capitalized terms used in this Amendment without definition have the meanings ascribed to them in the Statement on Schedule 13D.

     BCI, Pirelli, Edizione Holding, UniCredito and the Purchaser are members of a group with respect to the Telecom Italia Shares. This Amendment constitutes a separate filing on Schedule 13D by BCI in accordance with Rule 13d-1(k)(2) under the Securities Exchange Act of 1934, as amended.

Item 2.  IDENTITY AND BACKGROUND.

     During the past five years, to the knowledge of BCI, none of the directors or executive officers of BCI have been (i) convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activity subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

     On November 23, 2001, the Purchaser purchased 504,825,563 Olivetti Shares and 504,825,562 Olivetti Convertible Bonds for an aggregate purchase price of euro 1,009,651,125 (comprised of euro 1.00 for each Olivetti Share and Olivetti Convertible Bond) in connection with the Olivetti rights offering described in
Item 4 of Amendment No. 1 to the Statement on Schedule 13D. The Purchaser obtained approximately euro 985,000,000 of the necessary funds from a loan made under the Revolving Credit Agreement (which is described in Item 3 of Amendment No. 2 to the Statement on Schedule 13D). The balance of the funds were obtained by the Purchaser from a portion of a loan made on November 23, 2001 under a credit agreement, dated as of November 14, 2001 (the "Banca di Roma Credit Agreement"), between the Purchaser and Banca di Roma S.p.A. ("Banca di Roma"). The Banca di Roma Credit Agreement provides to the Purchaser an unsecured revolving credit facility in an aggregate principal amount of euro 250,000,000 for a period of 6 months. Funds borrowed thereunder bear interest at an annual rate of Euribor plus a margin of 0.5% per annum. A copy of the Banca di Roma Credit Agreement was filed as an exhibit to Amendment No. 7 of Pirelli's
Schedule 13D, dated November 28, 2001, and is filed as Exhibit 18 to this
Schedule 13D and is incorporated by reference herein. The Purchaser also used euro 25,619,985 of proceeds from the loan made under the Banca di Roma Credit Agreement to repay all amounts outstanding (including interest) under the bridge loan that it received from Pirelli on October 31, 2001 (which is described in Item 3 of Amendment No. 2 to the Statement on Schedule 13D).

     On November 20, 2001, MPS subscribed and paid for 25,000 bonds (the "MPS Bonds") issued by the Purchaser in the aggregate principal amount of euro 250,000,000. (The Purchaser's intention to issue the MPS Bonds was reported in Item 3 of the Initial Statement on Schedule 13D.) The Purchaser used the proceeds from the issue of the MPS Bonds to repay all amounts outstanding (including interest) under the loan that it received from Mediobanca on October 31, 2001 (which is described in Item 3 of Amendment No. 2 to the Statement on
Schedule 13D). The MPS Bonds will mature on November 20, 2006 and bear interest at a compounded annual rate of 3%, payable at maturity. Each MPS Bond has a nominal value of euro 10,000 and is convertible at maturity at the election of the bondholder into 1,610 shares of TIM ("TIM Shares") (subject to certain anti-dilution adjustments). If the reference price of TIM Shares on the Italian stock exchange is equal to, or higher than, euro 15.80 on any trading day on or before September 29, 2006, then the Purchaser must pay to the holders of MPS Bonds an amount equal to euro 10,225.50 for each MPS Bond held. The conversion feature of the MPS Bonds will terminate upon such payment. Prior to maturity, MPS Bonds may be redeemed at the election of the bondholder upon the occurrence of any of certain events, including (and subject to certain exceptions): (i) if Pirelli and/or Edizione Finance cease to be in a position to, directly or indirectly, control the Purchaser (whether jointly or individually) or (ii) if the Purchaser ceases to hold at least 20% of the outstanding capital of Olivetti. A copy of the instrument governing the MPS Bonds was filed as an exhibit to Amendment No. 7 of Pirelli's Schedule 13D, dated November 28, 2001, and is filed as Exhibit 19 to this Schedule 13D and is incorporated by reference herein.

Item 5.  INTEREST IN SECURITIES OF THE ISSUER.

     (a) After giving effect to the Purchaser's acquisition of 504,825,563 Olivetti Shares and 504,825,562 Olivetti Convertible Bonds (each of which is convertible into one Olivetti Share at any time during the period between January 22, 2002 and December 15, 2009) in connection with the Olivetti rights offering, the Purchaser directly holds 2,524,127,813 Olivetti Shares, 504,825,562 Olivetti Convertible Bonds and 68,409,125 Olivetti Warrants. In addition, after giving effect to the transactions described in paragraph (c) below, the Purchaser has the right to acquire an additional 263,500,000 Olivetti Shares. Information concerning the Purchaser's proportional holding of Olivetti's total outstanding voting capital will be filed by amendment after Olivetti files with the Italian companies register the respective numbers of Olivetti Shares and Olivetti Convertible Bonds outstanding after giving effect to the rights issue.

     Schedule II describes the aggregate number and percentage of the Telecom Italia Shares beneficially owned by each of the directors and executive officers of BCI as of the date hereof and is incorporated herein by reference.

     (b) Each director and executive officer of BCI who owns the Telecom Italia Shares listed hereto on Schedule II has the sole power to vote or to direct the vote, as well as the sole power to dispose or to direct the disposition, of such shares. Schedule II is incorporated herein by reference.

     (c) On November 16, 2001, the Purchaser entered into an equity swap transaction with Caboto Holding SIM S.p.A. ("Caboto"), pursuant to which Caboto agreed to pay to the Purchaser an amount equal to any increase, and the Purchaser agreed to pay to Caboto an amount equal to any decrease, in the official market price of 131,750,000 Olivetti Shares (the "Caboto Swap Shares") above or below a reference price of euro 1.36881 per share during the period between November 30, 2001 and October 5, 2007, or such earlier date of which the Purchaser provides eight calendar days' notice to Caboto (the "Caboto Swap Period"). At the expiration of the Caboto Swap Period, the Purchaser may require Caboto to deliver (or to procure that a third party delivers) all or any of the Caboto Swap Shares to the Purchaser upon payment by the Purchaser of an amount per share equal to the average official market price of Olivetti Shares over the three business days preceding the expiration of the Caboto Swap Period. The Purchaser is required to pay to Caboto on November 30, 2001 a fee in an amount equal to 32% of the value of the Caboto Swap Shares (assuming a price per share of euro 1.36881). Caboto is required to pay to the Purchaser an amount equal to the aggregate amount of all dividends paid on the Caboto Swap Shares during the Caboto Swap Period. A copy of a term sheet setting forth the principal terms of the transaction was filed as an exhibit to Amendment No. 7 of Pirelli's Schedule 13D, dated November 28, 2001, and is filed as Exhibit 20 to this Schedule 13D and is incorporated by reference herein.

     On November 23, 2001, the Purchaser entered into a separate equity swap transaction with UBM, pursuant to which UBM agreed to pay to the Purchaser an amount equal to any increase, and the Purchaser agreed to pay to UBM an amount equal to any decrease, in the official market price of 131,750,000 Olivetti Shares (the "UBM Swap Shares") above or below a reference price of euro

1.3686 per share during the period between November 30, 2001 and October 5, 2007, or such earlier date of which the Purchaser provides 12 business days' notice to UBM (the "UBM Swap Period"). At the expiration of the UBM Swap Period, the Purchaser may require UBM to deliver (or to procure that a third party delivers) all or any of the UBM Swap Shares to the Purchaser upon payment by the Purchaser of an amount per share equal to the average official market price of Olivetti Shares over the period of seven business days prior to and including November 1, 2007 (or, in the event of early termination, the period of seven business days following receipt by UBM of notice of early termination). The Purchaser is required to pay to UBM on November 30, 2001 a fee in an amount equal to 31.87% of the value of the UBM Swap Shares (assuming a price per share of euro 1.3686). UBM is required to pay to the Purchaser an amount equal to the aggregate amount of all dividends paid on the UBM Swap Shares during the UBM Swap Period, net of any applicable withholding taxes. A copy of a letter agreement setting forth the principal terms of the transaction was filed as an exhibit to Amendment No. 7 of Pirelli's Schedule 13D, dated November 28, 2001, and is filed as Exhibit 21 to this Schedule 13D and is incorporated by reference herein.

     On September 10, 2001, Gianfranco Gutty, the Deputy Chairman of BCI, purchased 2,000 Telecom Italia Shares on the Italian Stock Exchange at a price of euro 7.99 per share.

     In addition, on September 6, 2001, Lino Benassi, Chief Executive Officer and a Director of BCI, sold 300 Telecom Italia Shares on the Italian Stock Exchange at a price of euro 8.96. He also purchased 1,150 Telecom Italia Shares on October 2, 2001 at a price of euro 7.96 through the Italian Stock Exchange.

     There have been no other transactions in shares of Telecom Italia by the directors and executive officers of BCI effected from July 28, 2001 to the date hereof.

Item 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

     Information contained in Item 5(c) of this Amendment No. 3 to the Statement on Schedule 13D is incorporated herein by reference.

     To the knowledge of BCI, none of the directors or executive officers of BCI is party to any contract, arrangement, understanding or relationship (legal or otherwise) with respect to the securities of Telecom Italia.



Item 7. MATERIAL TO BE FILED AS EXHIBITS.


EXHIBIT NO.    DESCRIPTION
-----------    -----------
Exhibit 18     Credit Agreement, dated as of November 14, 2001, between the
               Purchaser and Banca di Roma S.p.A. (Unofficial English
               Translation) (incorporated by reference to Exhibit 26 to Amendment No. 7 to the Schedule 13D, dated November 28, 2001, filed with the Securities and Exchange Commission by Pirelli
               S.p.A.)

Exhibit 19 Regulations of the Bond Loan Olimpia S.p.A. 3% 2001-2006 Convertible into Common Shares of Telecom Italia Mobile S.p.A. (Unofficial English Translation) (incorporated by reference to
               Exhibit 27 to Amendment No. 7 to the Schedule 13D, dated November 28, 2001, filed with the Securities and Exchange Commission by Pirelli S.p.A.)

Exhibit 20 Summary of Terms of Equity Swap Transaction with respect to 131,750,000 Olivetti Shares between the Purchaser and Caboto (incorporated by reference to Exhibit 28 to Amendment No. 7 to the Schedule 13D, dated November 28, 2001, filed with the Securities and Exchange Commission by Pirelli S.p.A.)

Exhibit 21 Letter Agreement, dated as of November 20, 2001, between the Purchaser and UBM (incorporated by reference to Exhibit 29 to Amendment No. 7 to the Schedule 13D, dated November 28, 2001, filed with the Securities and Exchange Commission by Pirelli S.p.A.)

                                    SIGNATURE
                                    ---------

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                            INTESABCI S.P.A.



                                            By: /s/ Gerardo Rizzi
                                                ------------------------------
                                                Name:  Gerardo Rizzi
                                                Title: Executive Manager


                                                Dated: December 4, 2001

                                   SCHEDULE II

                        DIRECTORS AND EXECUTIVE OFFICERS
                        --------------------------------



A. INTESABCI S.P.A.

-------------------------------------------------------------------------------------------------
                                              AMOUNT OF
                                           TELECOM ITALIA                 PERCENTAGE OF
                NAME                        SHARES OWNED                    OWNERSHIP
------------------------------------- -------------------------- --------------------------------
Giovanni Bazoli                                  --                            --
------------------------------------- -------------------------- --------------------------------
Gianfranco Gutty                               12,000                           *
------------------------------------- -------------------------- --------------------------------
Jean Laurent                                     --                            --
------------------------------------- -------------------------- --------------------------------
Luigi Lucchini                                   --                            --
------------------------------------- -------------------------- --------------------------------
Giampio Bracchi                                  --                            --
------------------------------------- -------------------------- --------------------------------
Lino Benassi                                    2,100                           *
------------------------------------- -------------------------- --------------------------------
Chrisitan Merle                                  --                            --
------------------------------------- -------------------------- --------------------------------
Giovanni Ancarani                                --                            --
------------------------------------- -------------------------- --------------------------------
Francesco Arcucci                                --                            --
------------------------------------- -------------------------- --------------------------------
Marc Antoine Autheman                            --                            --
------------------------------------- -------------------------- --------------------------------
Benito Benedini                                  --                            --
------------------------------------- -------------------------- --------------------------------
Alfonso Desiata                                  --                            --
------------------------------------- -------------------------- --------------------------------
Giancarlo Forestieri                             --                            --
------------------------------------- -------------------------- --------------------------------
Paolo Fumagalli                                  --                            --
------------------------------------- -------------------------- --------------------------------
Jorge Manuel J. Goncalves                        --                            --
------------------------------------- -------------------------- --------------------------------
Grilles Gramat                                   --                            --
------------------------------------- -------------------------- --------------------------------
Heinz J. Hockmann                                --                            --
------------------------------------- -------------------------- --------------------------------
Franco Modigliani                                --                            --
------------------------------------- -------------------------- --------------------------------
Gian Giacomo Nardozzi                            --                            --
------------------------------------- -------------------------- --------------------------------
Eugenio Pavarani                                 --                            --
-------------------------------------------------------------------------------------------------



-------------------------------------------------------------------------------------------------
                                              AMOUNT OF
                                           TELECOM ITALIA                 PERCENTAGE OF
                NAME                        SHARES OWNED                    OWNERSHIP
------------------------------------- -------------------------- --------------------------------
Jean-Luc Perron                                  --                            --
------------------------------------- -------------------------- --------------------------------
Axel Freiherr Von Rudorffer                      --                            --
------------------------------------- -------------------------- --------------------------------
Sanfro Salvati                                   --                            --
------------------------------------- -------------------------- --------------------------------
Gino Trombi                                     1,250                           *
------------------------------------- -------------------------- --------------------------------
Marco Tronchetti Provera                         --                            --
------------------------------------- -------------------------- --------------------------------
Roberto Brambilla                               1,000                           *
------------------------------------- -------------------------- --------------------------------
Tommaso Cartone                                  --                            --
-------------------------------------------------------------------------------------------------

* Less than 1%.